BRAEDEN VALLEY MINES, INC.
                        318 North Carson Street Suite 208
                            Carson City, Nevada 89701

                                                                 August 24, 2012

Via Edgar
Ms. Anne Nguyen Parker - Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

Dear Ms. Parker:

     This letter shall serve as the formal request of Braeden Valley Mines, Inc., that the effective date of the Registration Statement on Form S-1/A, Amendment No. 7, filed with the Securities and Exchange Commission on August 7, 2012, be accelerated to be effective as of August 29, 2012 at noon Eastern time, or as soon thereafter as is practicable.

     Braeden Valley Mines, Inc. hereby acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Braeden Valley Mines, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * Braeden Valley Mines, Inc. may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Braeden Valley Mines, Inc. advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Sincerely,


/s/ Ron Erickson
-----------------------------------------
Ron Erickson - Chief Executive Officer